
VIA FACSIMILE AND U.S. MAIL

June 5, 2009

Kenneth Haber
Chief Financial Officer
OM Group, Inc.
127 Public Square, 1500 Key Tower
Cleveland, Ohio 44114-1221

      RE: OM Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2009
              Definitive Proxy Statement on Schedule 14A filed April 3, 2009
              File No. 1-12515

Dear Mr. Haber:

      We have reviewed your response letter dated May 26, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 2

1. We note your response to comment 3 in our letter dated April 21, 2009 indicating that the information required by Item 101(d) of Regulation S-K is provided under note 18 to your financial statements. However, note 18 does not appear to provide disclosure required by Item 101(d)(1)(ii) of Regulation S-K regarding long-lived assets for 2006. In this regard, we note that Item 101(d)(1)(ii) requires disclosure for each of the past three years. Please advise or revise accordingly in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 91

2. We note your response to comment 16 in our letter dated April 21, 2009. The revolving credit agreements and the amendments thereto are material contracts and are not of the type of instruments contemplated by Item 601(b)(4) of Regulation S-K. Therefore, in future filings, please file your revolving credit agreements under the "10" series of exhibits. See Item 601(b)(10)(i) and (ii)(B) of Regulation S-K.

Exhibits 10.7 and 10.9-.11

3. We note your response to comment 17 in our letter dated April 21, 2009. Please provide us with a copy of the order granting your confidential treatment request with respect to portions of Exhibits 10.7 and 10.9-.11 expiring on December 1, 2017.

Definitive Proxy Statement on Schedule 14A Filed on April 3, 2009

Compensation Discussion and Analysis, page 12

4. We note your response to comment 19 in our letter dated April 21, 2009. In future filings, please disclose the information you provided in response to this comment. Please also tell us, and in future filings disclose, the amount of compensation that each of your named executive officers deferred, based upon which you made matching contributions.

Summary Compensation Table, page 22

5. We reissue comment 23 in our letter dated April 21, 2009. Notwithstanding your compensation committee's authority to exercise discretion in approving your annual bonuses, it appears these payout amounts are determined pursuant to a non-equity incentive plan, as defined under Item 402(a)(6)(ii) and (iii) of Regulation S-K. Therefore, in future filings, please report the non-equity amounts paid under your Annual Incentive Program in the "Non-Equity Incentive Plan Compensation" column of your summary compensation table. For additional guidance, please refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief